UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Texas Regional Bancshares, Inc.

(Name of Issuer)

Class A Voting Common Stock, par value $1.00 per share

(Title of Class of Securities)

882673106

(CUSIP Number)

Javier Malagón Navas

Authorized Representative of

Banco Bilbao Vizcaya Argentaria, S.A.

Paseo de la Castellana 81, 20th Floor

28043 Madrid

Spain

011-34-91-537-8172

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Banco Bilbao Vizcaya Argentaria, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,000
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,000
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON BK

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the Schedule 13D filed on June 22, 2006 with respect to the Class A Voting Common Stock, par value $1.00 per share (the “Common Stock”), of Texas Regional Bancshares, Inc., a corporation organized under Texas law (the “Company”). The Company’s principal executive offices are located at 3900 North 10th Street, 11th floor, McAllen, Texas 78501.

Item 3.	Source and Amount of Funds or Other Consideration.

The disclosure set forth in Item 3 is hereby amended and restated in its entirety as follows:

On June 12, 2006, each of Paul S. Moxley, Glen E. Roney and Walter Umphrey (together, the “Shareholders”), on the one hand and solely in their capacity as a shareholder of the Company, and BBVA, on the other hand, entered into a Voting and Support Agreement (described in Item 4 of this Statement and copies of which were attached as Exhibits B, C and D to the Schedule 13D filed on June 22, 2006) (collectively, the “Voting Agreements”) with respect to certain shares of Common Stock beneficially owned by the Shareholders. No shares of Common Stock were purchased by BBVA at such time pursuant to the Voting Agreements, and thus no funds were then used for such purpose. Exhibits B, C and D are specifically incorporated herein by reference in response to this Item 3.

On November 10, 2006, the transactions contemplated by the Merger Agreement between BBVA and the Company were consummated. As a result of the merger, all the existing shares of Common Stock were canceled, and 1,000 shares of Common Stock were issued to BBVA. The consideration paid by BBVA in the merger was $2,133,533,907, which BBVA financed from internal resources, including funds raised through the sale of its stake in Banca Nazionale del Lavoro and the proceeds from the sale of its 5.04% stake in Repsol YPF.

Item 4.	Purpose of Transaction.

The disclosure set forth in the fifth through tenth paragraphs of Item 4 is hereby amended and restated as follows:

The proxies described above expired upon the termination of the Voting Agreements, which occurred at the Effective Time of the Merger (5 P.M. Central Standard Time on November 10, 2006).

At the Effective Time, Newco Stargate, Inc., a Texas corporation and a wholly owned subsidiary of BBVA, was merged with and into the Company (the “Merger”). As a result of the Merger, the outstanding shares of Common Stock were converted into the right to receive $38.90 per share, in cash without interest, BBVA received 1,000 newly issued shares of Common Stock, representing all the shares of Common Stock of the Company issued and outstanding, and the Common Stock was delisted from NASDAQ. Following the Effective Time, BBVA implemented certain changes to the board of directors and bylaws of the Company, including to expand the size of the board of directors and fill the vacancies resulting from such increase. BBVA also expects that the registration of the Common Stock will be terminated pursuant to Section 12(g)(4) of the Act by the filing of a Form 15 with the Commission. As the sole shareholder of the Company, BBVA may decide to take one or more other actions described in the instructions to Item 4 of Schedule 13D.

The foregoing descriptions of the transactions contemplated by the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which were filed as Exhibits B, C, D and E, respectively, to the Schedule 13D filed on June 22, 2006. Exhibits C, D and E are specifically incorporated herein by reference in answer to this Item 4.

Item 5.	Interest in Securities of the Issuer.

The disclosure set forth in Item 5 is hereby amended and restated in its entirety as follows:

(a)     Following the consummation of the Merger Agreement on November 10, 2006, BBVA is the holder of 1,000 shares of Common Stock, representing 100% of the issued Common Stock.

(b)     Following the consummation of the Merger Agreement on November 10, 2006, BBVA has the sole power to vote and dispose of the 1,000 shares of Common Stock.

(c)     Other than the transactions described herein, there were no other transactions effected during the past sixty days in the Common Stock by BBVA or, to the best of BBVA’s knowledge, by any of the individuals named in Exhibit A to the Schedule 13D filed on June 22, 2006.

(d)     Not applicable.

(e)     Not applicable.

Item 7.	Material To Be Filed as Exhibits.

The disclosure set forth in Item 7 is hereby amended and restated in its entirety as follows:

Exhibit	Description
Exhibit A	Directors and Executive Officers of Banco Bilbao Vizcaya Argentaria, S.A.
Exhibit B	Voting and Support Agreement, dated as of June 12, 2006, between BBVA and Glen E. Roney (previously filed as Exhibit B to the Schedule 13D filed by BBVA on June 22, 2006).
Exhibit C	Voting and Support Agreement, dated as of June 12, 2006, between BBVA and Paul S. Moxley (previously filed as Exhibit C to the Schedule 13D filed by BBVA on June 22, 2006).
Exhibit D	Voting and Support Agreement, dated as of June 12, 2006, between BBVA and Walter Umphrey (previously filed as Exhibit D to the Schedule 13D filed by BBVA on June 22, 2006).
Exhibit E	Agreement and Plan of Merger, dated as of June 12, 2006, by and between Banco Bilbao Vizcaya Argentaria, S.A. and Texas Regional Bancshares, Inc. (previously filed as Exhibit E to the Schedule 13D filed by BBVA on June 22, 2006).

Exhibit F	Certain Information Regarding the Shareholders (previously filed as Exhibit F to the Schedule 13D filed by BBVA on June 22, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2006

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
By:	/s/ Javier Malagón Navas

	Name: Title:	Javier Malagón Navas Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.

4